EXHIBIT 99.5

New appointment of accounting officer

Date of events:2017/08/08

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):accounting officer

2.Date of occurrence of the change:2017/08/08

3.Name, title, and resume of the replaced person: Dah-Sung Lee, Vice President of Accounting Department of the company, former Assistant Vice President of Accounting Department, Chunghwa Telecom, Master’s degree in Industrial Engineering and Management Information from Huafan University.

4.Name, title, and resume of the replacement: Shu-Ling Chen, Assistant Vice President of Accounting Department of the company and former Chief Financial Officer of Senao International Co., Ltd., Bachelor’s degree in Accounting from Soochow University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):position adjustment

6.Reason for the change:position adjustment

7.Effective date:2017/09/30

8.Any other matters that need to be specified:None